# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIONNA THERAPEUTICS, INC., CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 10/16/2025
Amends the filing with accession number 0001415889-25-004453
Filed by CIK 0001708269
Persons authorized to receive notices and communications: Ommer Chohan, CFO, Atlas Venture, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund XI, L.P. (CIK 0001708269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,382,495; sole dispositive power 0; shared dispositive power 2,382,495; aggregate amount beneficially owned 2,382,495 (5.4% of the class)
- Atlas Venture Associates XI, L.P. (CIK 0001780068): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,382,495; sole dispositive power 0; shared dispositive power 2,382,495; aggregate amount beneficially owned 2,382,495 (5.4% of the class)
- Atlas Venture Associates XI, LLC (CIK 0001780067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,382,495; sole dispositive power 0; shared dispositive power 2,382,495; aggregate amount beneficially owned 2,382,495 (5.4% of the class)
- Atlas Venture Opportunity Fund II, L.P. (CIK 0001885327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 701,985; sole dispositive power 0; shared dispositive power 701,985; aggregate amount beneficially owned 701,985 (1.6% of the class)
- Atlas Venture Associates Opportunity II, LP (CIK 0001935814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 701,985; sole dispositive power 0; shared dispositive power 701,985; aggregate amount beneficially owned 701,985 (1.6% of the class)
- Atlas Venture Associates Opportunity II, LLC (CIK 0001935810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 701,985; sole dispositive power 0; shared dispositive power 701,985; aggregate amount beneficially owned 701,985 (1.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SIONNA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 18, 2025, (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas XI is the record owner of 2,382,495 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

As of the date hereof, AVOF II is the record owner of 701,985 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Fund XI Reporting Persons and Opportunity Fund II Reporting Persons may be deemed to beneficially own 5.4% and 1.6%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 44,139,823 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2025.

Collectively, the Reporting Persons beneficially own an aggregate of 3,084,480 shares of Common Stock, which represents 7.0% of the Issuer's outstanding Common Stock. The Fund XI Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Transactions in the class effected during the past sixty days:
(c) Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer in the past sixty days:

Date Seller No. Shares Price Range Weighted Average Price Per Share
9/29/2025 Atlas XI 54,637 $29.95 to $30.41 $30.09
9/29/2025 AVOF II 11,468 $29.95 to $30.41 $30.09
9/30/2025 Fund XI 10,239 $29.95 to $30.20 $30.06
9/30/2025 AVOF II 2,149 $29.95 to $30.20 $30.06
10/1/2025 Atlas XI 165 $29.95 $29.95
10/1/2025 AVOF II 35 $29.95 $29.95
10/3/2025 Atlas XI 31,198 $29.95 to $30.11 $30.00
10/3/2025 AVOF II 6,548 $29.95 to $30.11 $30.00
10/6/2025 Atlas XI 9,753 $29.95 to $30.00 $29.95
10/6/2025 AVOF II 2,047 $29.95 to $30.00 $29.95
10/10/2025 Atlas XI 16,727 $29.95 to $30.11 $29.98
10/10/2025 AVOF II 3,511 $29.95 to $30.11 $29.98
10/13/2025 Atlas XI 44,048 $29.95 to $30.93 $30.32
10/13/2025 Atlas XI 4,082 $31.03 $31.03
10/13/2025 AVOF II 9,245 $29.95 to $30.93 $30.32
10/13/2025 AVOF II 857 $31.03 $31.03
10/14/2025 Atlas XI 501 $29.95 $29.95
10/14/2025 AVOF II 105 $29.95 $29.95
10/15/2025 Atlas XI 65,726 $29.95 to $30.94 $30.37
10/15/2025 Atlas XI 30,032 $30.95 to $31.30 $31.12
10/15/2025 AVOF II 13,795 $29.95 to $30.94 $30.37
10/15/2025 AVOF II 6,303 $30.95 to $31.30 $31.12
10/16/2025 Atlas XI 8,596 $30.14 to $30.74 $30.15
10/16/2025 Atlas XI 45,117 $31.21 to $32.205 $31.69
10/16/2025 Atlas XI 73,296 $32.21 to $33.205 $32.84
10/16/2025 Atlas XI 12,888 $33.21 to $33.86 $33.38
10/16/2025 AVOF II 1,804 $30.14 to $30.74 $30.15
10/16/2025 AVOF II 9,470 $31.21 to $32.205 $31.69
10/16/2025 AVOF II 15,384 $32.21 to $33.205 $32.84
10/16/2025 AVOF II 2,705 $33.21 to $33.86 $33.38
10/17/2025 Atlas XI 28,821 $31.325 to $32.32 $32.10
10/17/2025 Atlas XI 21,451 $32.335 to $33.25 $32.71
10/17/2025 Atlas XI 248 $33.47 to $33.475 $33.47
10/17/2025 AVOF II 6,049 $31.325 to $32.32 $32.10
10/17/2025 AVOF II 4,503 $32.335 to $33.25 $32.71
10/17/2025 AVOF II 52 $33.47 to $33.475 $33.47
10/20/2025 Atlas XI 20,485 $31.06 to $32.05 $31.79
10/20/2025 Atlas XI 25,788 $32.06 to $32.59 $32.33
10/20/2025 AVOF II 4,300 $31.06 to $32.05 $31.79
10/20/2025 AVOF II 5,412 $32.06 to $32.59 $32.33
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: JOINT FILING AGREEMENT

## Signatures
- Atlas Venture Fund XI, L.P.: /s/ Ommer Chohan, Atlas Venture Associates XI, L.P., its GP, By Atlas Venture Associates XI, LLC, its GP, By: Ommer Chohan, CFO (10/20/2025)
- Atlas Venture Associates XI, L.P.: /s/ Ommer Chohan, Atlas Venture Associates XI, LLC, its GP, By: Ommer Chohan, CFO (10/20/2025)
- Atlas Venture Associates XI, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (10/20/2025)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity II, L.P., its GP, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (10/20/2025)
- Atlas Venture Associates Opportunity II, LP: /s/ Ommer Chohan, Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (10/20/2025)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (10/20/2025)